ALMa Design Studio

Profit and Loss
January - December 2023

	TOTAL
Income	
Refunds to customers	20.24
Sales	88,737.20
Total Income	**$88,757.44**
Cost of Goods Sold	
Cost of goods sold	9,079.81
Payroll taxes	897.11
Shipping material	1,053.90
Total Cost of Goods Sold	**$11,030.82**
GROSS PROFIT	**$77,726.62**
Expenses	
Advertising & marketing	338.40
Contributions to charities	15.00
Fees & Licenses	-108.75
General business expenses	
Bank fees & service charges	2,118.54
Continuing education	25.02
Parking & tolls	57.83
Rent	20,723.51
Vehicle Expenses	107.69
Vehicle gas & fuel	1,462.90
Vehicle insurance	994.58
Total General business expenses	**25,490.07**
Insurance	650.37
Legal & accounting services	1,417.50
Meals	
Meals with clients	2,354.10
Total Meals	**2,354.10**
Office expenses	927.28
Merchant account fees	885.31
Office supplies	603.35
Shipping & postage	1,405.49
Software & apps	3,296.87
Total Office expenses	**7,118.30**
Phones	833.81
Taxes paid	
Property taxes	-23.82
State Taxes	2,570.85
Total Taxes paid	**2,547.03**
Travel	179.03

ALMa Design Studio

Profit and Loss

January - December 2023

	TOTAL
Utilities	2,823.00
Total Expenses	**$43,657.86**
NET OPERATING INCOME	**$34,068.76**
NET INCOME	**$34,068.76**

ALMa Design Studio

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (5070) - 7	8,356.87
Cash	0.00
QuickBooks Checking Account	1.26
Total Bank Accounts	**$8,358.13**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	4,893.00
Total Other Current Assets	**$4,893.00**
Total Current Assets	**$13,251.13**
Fixed Assets	
Long-term office equipment	0.00
Furniture	
Furniture (Shelves, Tables, Chairs, Desks)	2,000.00
Accumulated Depreciation For Furniture	0.00
Total Furniture (Shelves, Tables, Chairs, Desks)	**2,000.00**
Kiln Furniture	1,000.00
Total Furniture	**3,000.00**
Total Long-term office equipment	**3,000.00**
Tools, machinery, and equipment	
Jig/Jolly Arm	800.00
Accumulated Depreciation For Jig/Jolly Arm	-400.00
Total Jig/Jolly Arm	**400.00**
Kiln #1	1,500.00
Kiln #1 Accumulated Depreciation	-500.00
Total Kiln #1	**1,000.00**
Kiln #2	4,445.00
Kiln #2 Accumulated Depreciation	-810.00
Total Kiln #2	**3,635.00**
Kiln #3	4,056.00
Accumulated Depreciation Kiln #3	810.00
Total Kiln #3	**4,866.00**
Kiln Wheels	1,000.00
Molds	1,200.00
Accumulated Depreciation For Molds	-600.00
Total Molds	**600.00**

ALMa Design Studio

Balance Sheet

As of December 31, 2023

	TOTAL
Pottery Tools	1,000.00
Sanding Machine	324.00
Accumulated Depreciation For Sanding Machine	-74.00
Total Sanding Machine	**250.00**
Wheel #1 2015	700.00
Accumulated Depreciation For Wheel #1 2015	-200.00
Total Wheel #1 2015	**500.00**
Wheel #2 2020	1,400.00
Accumulated Depreciation for Wheel #2 2020	-600.00
Total Wheel #2 2020	**800.00**
Total Tools, machinery, and equipment	**14,051.00**
Vehicles	229.73
Total Fixed Assets	**$17,280.73**
TOTAL ASSETS	**$30,531.86**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Best Buy Visa	1,388.45
Chase Credit Card 1412	2,768.10
Home Depot - Citibank Visa	469.94
Total Credit Cards	**$4,626.49**
Total Current Liabilities	**$4,626.49**
Long-Term Liabilities	
Long-term business loans	
Maganazeros Family Loan	3,605.70
TimePayment Loan	153.83
Total Long-term business loans	**3,759.53**
Shopify Loan	749.05
Total Long-Term Liabilities	**$4,508.58**
Total Liabilities	**$9,135.07**
Equity	
Opening balance equity	13,777.07
Owner Drawings	-15,240.35
Owner Investments	-10,681.24
Retained Earnings	-3,727.45
Net Income	37,268.76
Total Equity	**$21,396.79**
TOTAL LIABILITIES AND EQUITY	**$30,531.86**

ALMa Design Studio

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	37,268.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-3,200.00
Long-term office equipment:Furniture:Furniture (Shelves, Tables, Chairs, Desks):Accumulated Depreciation For Furniture	0.00
Best Buy Visa	-186.77
Chase Credit Card 1412	128.59
Home Depot - Citibank Visa	209.40
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,048.78**
Net cash provided by operating activities	**$34,219.98**
INVESTING ACTIVITIES	
Long-term office equipment	0.00
Vehicles	-229.73
Net cash provided by investing activities	**$ -229.73**
FINANCING ACTIVITIES	
Long-term business loans:TimePayment Loan	-1,776.41
Shopify Loan	749.05
Equity (deleted)	162.70
Opening balance equity	0.00
Owner Drawings	-15,054.37
Owner Investments	-9,455.15
Retained Earnings	-8,749.45
Net cash provided by financing activities	**$ -34,123.63**
NET CASH INCREASE FOR PERIOD	**$ -133.38**
Cash at beginning of period	8,491.51
CASH AT END OF PERIOD	**$8,358.13**